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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Global Employment Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
378971105
(CUSIP Number)
June 30, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	378971105	13G

1	NAMES OF REPORTING PERSONS Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		565,582*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		565,582*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	565,582*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.36%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Excludes 198,853 shares of the Issuer’s common stock, $0.001 par value (the “Common Stock”), issuable upon conversion of a convertible bond of the Issuer and 836,932 shares of Common Stock issuable upon conversion of the Issuer’s convertible preferred stock, both of which are subject to so-called “blocker” provisions prohibiting the holder from converting the bond or convertible preferred stock when the beneficial owner owns more than 4.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	378971105	13G

1	NAMES OF REPORTING PERSONS Victory Park Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		565,582*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		565,582*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	565,582*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.36%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Excludes 198,853 shares of the Issuer’s common stock, $0.001 par value (the “Common Stock”), issuable upon conversion of a convertible bond of the Issuer and 836,932 shares of Common Stock issuable upon conversion of the Issuer’s convertible preferred stock, both of which are subject to so-called “blocker” provisions prohibiting the holder from converting the bond or convertible preferred stock when the beneficial owner owns more than 4.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	378971105	13G

1	NAMES OF REPORTING PERSONS Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		565,582*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		565,582*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	565,582*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.36%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Excludes 198,853 shares of the Issuer’s common stock, $0.001 par value (the “Common Stock”), issuable upon conversion of a convertible bond of the Issuer and 836,932 shares of Common Stock issuable upon conversion of the Issuer’s convertible preferred stock, both of which are subject to so-called “blocker” provisions prohibiting the holder from converting the bond or convertible preferred stock when the beneficial owner owns more than 4.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	378971105	13G

1	NAMES OF REPORTING PERSONS Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		565,582*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		565,582*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	565,582*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.36%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*Excludes 198,853 shares of the Issuer’s common stock, $0.001 par value (the “Common Stock”), issuable upon conversion of a convertible bond of the Issuer and 836,932 shares of Common Stock issuable upon conversion of the Issuer’s convertible preferred stock, both of which are subject to so-called “blocker” provisions prohibiting the holder from converting the bond or convertible preferred stock when the beneficial owner owns more than 4.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	378971105	13G
Item 1(a) Name of Issuer:
Global Employment Holdings, Inc. (the “Issuer”)
Item 1(b) Address of Issuer’s Principal Executive Offices:
10375 Park Meadows Drive, Suite 375
Lone Tree, Colorado 80124
Item 2(a) Name of Person Filing:
Victory Park Capital Advisors, LLC
Victory Park Master Fund, Ltd.
Jacob Capital, L.L.C.
Richard Levy
Victory Park Capital Advisors, LLC is the investment manager for Victory Park Master Fund, Ltd., which is the record holder of the shares. Jacob Capital, L.L.C. is the manager of Victory Park Capital Advisors, LLC. Richard Levy is the sole member of Jacob Capital, L.L.C.
Item 2(b) Address of Principal Business Office or, if none, Residence:
The business address for each of the reporting persons, other than Victory Park Master Fund, Ltd., is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for Victory Park Master Fund, Ltd. is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9002 Cayman Islands.
Item 2(c) Citizenship:
Victory Park Capital Advisors, LLC is a Delaware limited liability company.
Victory Park Master Fund, Ltd. is a Cayman Islands exempted company.
Jacob Capital, L.L.C. is an Illinois limited liability company.
Richard Levy is a citizen of the United States.
Item 2(d) Title of Class of Securities:
Common Stock, par value per share $.001 (the “Common Stock”)
Item 2(e) CUSIP Number:
378971105
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4. Ownership:
(a) Amount beneficially owned:

Victory Park Capital Advisors, LLC	565,582 shares of Common Stock
Victory Park Master Fund, Ltd.	565,582 shares of Common Stock

CUSIP No.	378971105	13G

Jacob Capital, L.L.C.	565,582 shares of Common Stock
Richard Levy	565,582 shares of Common Stock
Each of the reporting persons may be deemed to be the beneficial owner of (i) a convertible bond issued by the Issuer which is convertible for 198,853 shares of Common Stock and (ii) 836,932 shares of the Issuer’s convertible preferred stock which is convertible on a one-for-one basis for Common Stock. Victory Park Master Fund, Ltd. is the record holder of the convertible bond and the convertible preferred stock. Each of the convertible bond and the convertible preferred stock contains a contractual provision blocking its conversion when the holder beneficially owns more than 4.99% of the issued and outstanding shares of Common Stock. Accordingly, based on the number of shares of Common Stock outstanding as described in Item 4(b) below, the convertible bond and the convertible preferred stock cannot be converted for shares of Common Stock and consequently, the shares underlying them have not been included in the number of shares beneficially owned by the reporting persons.
(b) Percent of class:

Victory Park Capital Advisors, LLC	5.36%
Victory Park Master Fund, Ltd.	5.36%
Jacob Capital, L.L.C.	5.36%
Richard Levy	5.36%
The percent of class was calculated using a total of 10,548,330 shares of Common Stock outstanding as reported by the Issuer as of March 30, 2008 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2008.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote

Victory Park Capital Advisors, LLC	0 shares
Victory Park Master Fund, Ltd.	0 shares
Jacob Capital, L.L.C.	0 shares
Richard Levy	0 shares
(ii) Shared power to vote or to direct the vote

Victory Park Capital Advisors, LLC	565,582 shares
Victory Park Master Fund, Ltd.	565,582 shares
Jacob Capital, L.L.C.	565,582 shares
Richard Levy	565,582 shares
(iii) Sole power to dispose or direct the disposition of

Victory Park Capital Advisors, LLC	0 shares
Victory Park Master Fund, Ltd.	0 shares
Jacob Capital, L.L.C.	0 shares
Richard Levy	0 shares

CUSIP No.	378971105	13G
(iv) Shared power to dispose or to direct the disposition of

Victory Park Capital Advisors, LLC	565,582 shares
Victory Park Master Fund, Ltd.	565,582 shares
Jacob Capital, L.L.C.	565,582 shares
Richard Levy	565,582 shares
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [].
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below each of Victory Park Capital Advisors, LLC, Victory Park Master Fund, Ltd., Jacob Capital, L.L.C. and Richard Levy certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, each of Victory Park Capital Advisors, LLC, Victory Park Master Fund, Ltd., Jacob Capital, L.L.C. and Richard Levy certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2008

CUSIP No.	378971105	13G

VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy

Name: Richard Levy
Title: Sole Member

VICTORY PARK MASTER FUND, LTD.

By:	/s/Richard Levy

Name: Richard Levy
Title: Attorney-in-Fact*

JACOB CAPITAL, L.L.C.

By:	/s/Richard Levy

Name: Richard Levy
Title: Sole Member

/s/Richard Levy

Richard Levy

Exhibit 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Global Employment Holdings, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 24th day of July, 2008.

VICTORY PARK CAPITAL ADVISORS, L.L.C.

By:	Jacob Capital , L.L.C., its Manager

By: Name:	/s/ Richard Levy Richard Levy
Title:	Sole Member

VICTORY PARK MASTER FUND, LTD.

By: Name:	/s/ Richard Levy Richard Levy
Title:	Attorney-in-Fact

JACOB CAPITAL, L.L.C.

By: Name:	/s/ Richard Levy Richard Levy
Title:	Sole Member

By:	/s/ Richard Levy
Richard Levy

Exhibit 2
POWER OF ATTORNEY
FOR CERTAIN FILINGS
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ronan Guilfoyle and Roger H. Hanson, each hereby make, constitute and appoint each of:

Richard Levy, and
Matthew Ray,
acting individually, as each of our agents and attorneys-in-fact, with full power of substitution, for the purpose of, from time to time, executing in either of our names and/or our capacities as directors of Victory Park Master Fund, Ltd. all documents, certificates, instruments, statements, other filings, and amendments to the forgoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing, and/or filing of the applicable document.
IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.
Date: September 28, 2007

/s/ Ronan Guilfoyle Ronan Guilfoyle,
as Director of Victory Park Master Fund, Ltd.

/s/ Roger H. Hanson Roger H. Hanson,
as Director of Victory Park Master Fund, Ltd.